ALBERTA COMPLIANCE SERVICES INC.




02002829

November 15, 2001

Securities & Exchange Commission
450 Fifth Street N. W.
Washington, DC
USA 20549




JAN 2 9 2002

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Globel Direct Inc.
File No. 82-5084

Please accept for filing the following documents that include information required to be made public:



1. Press Release dated October 17, 2001
2. 2001 Annual Report
3. Press Release dated October 23, 2001
4. Press Release dated October 25, 2001
5. Press Release dated November 6, 2001
6. BCSC Form 51-901F dated October 30, 2001
7. Quarterly Report for the three months ended August 31, 2001

Yours truly,

ALBERTA COMPLIANCE SERVICES INC.

Sherri Van Ham
Associate
encl.

dw 1/31

602, 304 - 8 Avenue S.W. Calgary, Alberta Canada T2P 1C2
Phone: (403) 216-8450 * Fax: (403) 216-8459 * info@albertacompliance.com * www.albertacompliance.com

82-5084

**News Release**
October 17, 2001

Company: **Globel Direct, inc**
Stock Symbol: **GBD**
Listing: **Canadian Venture Exchange (CDNX)**
Outstanding Shares: **17.1 Million**
Web Site: **www.globel.com**


GLOBEL
DIRECT

# Globel Direct, inc. Awarded $11 Million Contract from Government of Alberta and ISO 9001:2000 Certification

**Calgary, AB – October 17, 2001 --** Globel Direct, inc. ("Globel") (CDNX: GBD), www.globel.com, a business services provider today announced that it has been awarded an $11 million contract to provide document print and mail services to the Government of Alberta's various ministries. The contract award is for a five-year term with a two-year renewable option and is subject to finalization and execution of a formal contract.

Globel also announces that Company's three Western Canadian facilities have received certification in accordance with the ISO 9001:2000 standard. Globel is a leader in quality management, and is the only company of its kind to achieve such registration at all of its facilities in Canada.

"This contract win and ISO registration clearly distinguishes the Company as the service provider of choice and a leading candidate for other major contract awards," says President J.R. Richardson. "We secured the winning bid because of our depth of experience in print and mail management, our innovative approach and our proven expertise in managing both legacy mainframe data and micro computer data were key factors in securing the winning bid for this contract."

Sandi Gilbert, Globel's Senior VP, Strategy adds, "This win is completely in-line with our strategy to secure a critical mass of recurring revenue that is not dependent on economic conditions. This secure base allows us to offer value adds to the rest of our clients throughout Canada."

The Company received ISO 9001:2000 certification from KPMG Quality Registrar Inc., a Standards Council of Canada accredited ISO 9001:2000 registrar, who conducted assessments of the Company's quality management system and confirmed that the Company's three western Canada sites (Globel's Toronto site had received earlier certification) have met all requirements of the international standard. ISO 9001:2000 is an international standard for quality management systems set forth by the International Organization of Standardization, based in Geneva, Switzerland. ISO 9001:2000 registration is awarded to organizations whose quality management systems meet the comprehensive requirements of this internationally recognized standard.

**About Globel Direct**:
Globel Direct inc. is Canada's leading provider of business communications solutions that help organizations inform, educate, service and attract customers more effectively and efficiently. The Company's out-source solution integrates its expertise in marketing, billing, customer support and fulfillment with specialized equipment, proven technologies and emerging e-solutions that enable clients to target the right audience, in the right format, at the right time and at the right price. With recent acquisitions and organic growth resulting in annual revenues of $33 million and facilities in Canada's key markets, Globel Direct is pursuing further strategic acquisitions and business development in a market the Company estimates to be $720 million in Canada and $8 billion in North America annually. Globel Direct's

shares trade on the Canadian Venture Exchange (Tier 1 issuer) under the symbol "GBD". The Company has a total of 17,153,807 shares outstanding. For more information about Globel Direct, visit www.globel.com.

**Company Contact:**
JR Richardson
CEO & President
Tel: 403-531-6579
Fax: 403-531-6560
E-mail: jr@globel.ca
Web: www.globel.com

82-5084

**News Release**
October 23, 2001


GLOBEL
DIRECT

Company: **Globel Direct, inc**
Stock Symbol: **GBD**
Listing: **Canadian Venture Exchange (CDNX)**
Outstanding Shares: **17.1 Million**
Web Site: **www.globel.com**

# Globel Direct, *inc.* Reports Strong Growth in Fiscal 01 Operating Results: Operating Income jumps 256% to $2.7 million

**Calgary, AB – October 23, 2001 – Globel Direct, inc. (GBD:CDNX)**: Globel Direct, inc. ("Globel" or "the Company"), a business services provider today reported audited revenues are up 70% and operating income up 256% for the year ending May 31, 2001.

"Our financial performance is impressive not only for the pure growth we have achieved, but equally so in the areas that count, such as our gross margin improvement to 40% from 38%, and a 2% reduction in our admin, selling and marketing expenses," says J.R. Richardson, President and CEO of Globel. "We are proud of these two achievements alone when one considers that they were achieved during a year in which we made a significant acquisition and such operating improvements, in our experience, are not usually realized until subsequent years following major geographic expansions."

"Having implemented service and technology enhancements and built out our infrastructure, we are now beginning to achieve economies of scale that will take us to our next stage of growth," adds Richardson. "We had a busy year, all told, with the recent certification of our entire company to ISO 9001:2000 standard, integrating our August 2000 acquisition in Toronto and rolling out our e-Seminar strategy, all the while increasing operating profits." The Company fully expects to see an increase in the demand for its eWorks products, as corporate travel budget restrictions are implemented and businesses look for alternate delivery channels. "Our results underscore the appeal of our services to a broadening audience and these signals give us confidence in our ability to continue to grow in fiscal 2002," says Richardson. "With all of the challenging things going on in the world, this will be no small feat, but I have great confidence in the ability of our hyper kinetic team to achieve our goals. We must stay close to our customers, continue to add value driven services and above all, stick to our knitting."

"Another major area of focus for the coming year will be on improving the shareholder value in our share price. With GBD trading at approximately 2 times trailing EBITDA we have to believe it is significantly undervalued against almost any measurement one can use. We simply have to do a better job of communicating the Globel message to the investment community, and we will make every effort to do so."

Globel also reports the Company's fiscal 2001 audited annual financial results for the period ending May 31, 2001. Revenues reported for fiscal 2001 of $33,377,454 represent a $13,751,057 or 70% increase compared to revenues of $19,626,397 in fiscal 2000. The growth in sales was a result of several business acquisitions and internal business development. The Company also reports for fiscal 2001, earnings before interest, taxes, depreciation, amortization and non-operating gains (EBITDA) of $2,787,479 a $2,005,426 or 256% improvement from the EBITDA of $782,053 for the annual period in fiscal 2000. The weighted average EBITDA per share in fiscal 2001 is $0.17 compared to a weighted average EBITDA per share of $0.05 in fiscal 2000. The net income (before non-operating gains) reported in fiscal 2001 ending May 31,

2000 was $233,460 compared to net income of ($195,675) in fiscal 2000. The Company reported weighted average earnings per share of $0.01 for fiscal 2001 compared to weighted average earnings per share of ($0.01) in fiscal 2000.

| **Consolidated Financial Results** | Audited Fiscal 2001 May 31,2001 | Audited Fiscal 2000 May 31, 2000 | Gains % |
|---|---|---|---|
| Total revenues | $33,377,454 | $19,626,397 | 70 |
| EBITDA | 2,787,479 | 782,053[1] | 256 |
| Net income | 233,460 | (195,675) [1] | 219 |
| EBITDA -weighted average | $0.17 | $0.05[1] | N/A |
| Earnings per share-weighted average | 0.01 | (0.01) [1] | N/A |
| Total weighted average shares | 16,470,764 | 14,281,115 | N/A |
| [1]Excluding non-operating gains | | | |

**About Globel Direct**:
Globel Direct, inc. is Canada's leading provider of business communications solutions that help organizations inform, educate, service and attract customers more effectively and efficiently. The Company's out-source solution integrates its expertise in marketing, billing, customer support and fulfillment with specialized equipment, proven technologies and emerging e-solutions that enable clients to target the right audience, in the right format, at the right time and at the right price. With recent acquisitions and organic growth resulting in annual revenues of $33 million and facilities in Canada's key markets, Globel Direct is pursuing further strategic acquisitions and business development in a market the Company estimates to be $720 million in Canada and $8 billion in North America annually. Globel Direct's shares trade on the Canadian Venture Exchange (Tier 1 issuer) under the symbol "GBD". The Company has a total of 17,153,807 shares outstanding. For more information about Globel Direct, visit www.globel.com.

## Company Contact:

J.R. Richardson
CEO & President
Tel: 403-531-6550
Fax: 403-531-6560
E-mail: jr@globel.ca

82-5084

**Globel eSeminars**
**For Immediate Release** **Attention: Retail, Business and Technology editors**
**Media contact:**
Mr. Dominic Lau
Vice-President, e-Seminars
Globel Direct, inc.
(403) 571-4770
dlau@globel.ca

www.globel.tv/green
www.globel.ca
www.visionsecurity.ca

Mr. Rick Green
General Manager
Loss Prevention Group
(403) 974-0360
rickgreen@losspreventiongroup.com

## Globel Launches Loss Prevention Training eSeminars That Teach Retailers How To Prevent Shoplifting and Employee Theft

*Online seminars designed by Canada's leading loss prevention expert Rick Green teach retailers pro-active strategies and techniques to stamp out shoplifting and employee theft that robs Canadian retailers of $4.5 million every day.*

***Calgary AB October 25 2001*** – Globel eSeminars, a business unit of Globel Direct, inc. (CDNX: GBD), today launched an online Loss Prevention training program designed to teach retailers how to pro-actively prevent customer and employee theft. The five module learning program features full motion video, graphics, slides, seminar quizzes and workbooks as well as the option of emailing questions to instructor Rick Green, Canada's most respected and knowledgeable retail loss prevention expert. Mr. Green is the founder of the Loss Prevention Group that offers retailers a comprehensive assortment of loss prevention, security and profit retention services.

"Every retail business is a financial victim of shoplifting and employee theft," says Green. "As a keen observer of the Canadian retail landscape, I have been witness to an increasing number of retail bankruptcies that have been directly attributable to customer and employee theft." Green also referred to the most recent Retail Security Report from the Retail Council of Canada which found that in 1999 Canadian retailers lost approximately $4.5 million daily because of customer and employee theft. From that total, shoplifting was pegged at $2.5 million per day and employee theft at $2 million per day.

"The online seminars help retailers to identify such things as why people steal, how to screen new employees, how to detect a dishonest cashier, how to profile employees, and how to prevent being a robbery victim," says Green. "We then provide retailers with proven techniques, strategies and programs that ultimately reduce customer and employee theft and contribute positively to the bottom line."

"The Loss Prevention eSeminar series is designed for Canadian and U.S. retailers who want to take a pro-active stance to stamp out customer and employee theft," says Dominic Lau, VP, Globel eSeminars. "These seminars are the culmination of years of practical experience and proven training techniques by Rick Green, Canada's leading authority on retail loss prevention. The Loss Prevention seminars are the latest example of Globel's commitment to provide leading edge online learning programs designed by today's knowledge leaders."

The online eSeminar series is divided into five training modules that include: Cashier Theft, Employee Profiles, Psychology of a Thief, Robbery Prevention and Shoplifting Prevention.

**About the instructor Rick Green**
Rick Green is regarded as Canada's leading authority on retail loss prevention. The founder and General Manager of the Loss Prevention Group has been in the security and loss prevention business for nearly 25 years. Prior to founding the Loss Prevention Group, Mr. Green held positions as the President of a loss prevention consulting firm, Supervisor of Loss Prevention for Shopper's Drug Mart and House Detective for Commonwealth Holiday Inns. He has also served as a member of the Canadian Armed Forces.

Mr. Green is an active member of the Retail Council of Canada and the Canadian Restaurant and Food Services Association. The Loss Prevention Group is also a member of the Better Business Bureau. He is a Past President of the Manitoba Protective Officer's Association where he was a member from 1984 to 1996.

-more-

82-5084



**For Immediate Release**
November 6, 2000

**Globel Direct, *inc.***
**Stock Symbol: GBD:CDNX**
Canadian Venture Exchange


**Company Contact**
Kim Rayner
Assistant to the President
Direct: 403-531-4385
Fax: 403-531-6560
Toll-Free: 1-800-551-5721
e-mail: krayner@globel.ca


# Globel Direct, *inc.* Awarded Various Contracts within All Core Competencies; Releases FY 02 Q1 Operating Results

**Calgary, AB– November 6, 2001 – Globel Direct, *inc.* (CDNX:GBD)** ("Globel or the Company") a business services provider, announced today the signing of several lucrative service contracts with nine Canadian high-profile companies, including Husky Oil, Bell Intrigna, and Alberta Workers Compensation Board.

The combined services encompass Globel's core competencies, such as direct mail strategy campaigns; inbound/outbound telemarketing initiatives; critical document data capture and processing; and e-Works online point-of purchase and educational software development.

"We have the experience, the insight - and the foresight - to help clients create customized communications that connect with their customers", says J.R. Richardson, Globel's President and CEO. "Our business development team is working hard to ensure that we have the opportunity to present our solutions, and when given the chance, our win/loss ratio is high. There is no doubt that our client references, experience and ability to deliver a mixture of products through multiple channels makes choosing Globel easy."

We have several other major bids in our pipeline now and each win gives us more confidence for the success of the next," adds Senior Vice President and Marketing Strategist for Globel Direct. "The acquisition of these substantial agreements will give us the momentum we need to continue to do what is that we do best - and that is to produce and design effective and unique marketing campaigns for our clients - and that are noticed by their clients."

The Company also reports financial results for the three-month period ending August 31, 2001. Revenues for the first three months of fiscal 2002 are reported as $6.2 million compared to revenues of $7.5 million for the same period in fiscal 2001. The Company also reports for the first three months of fiscal 2002, earnings before interest, taxes, depreciation and amortization (EBITDA) of $52,234 compared to EBITDA of $773,558 for the same period in fiscal 2001. The net income for the three-month period ending August 31, 2001 was $(106,143) compared to net income of $222,460 for the first three months of fiscal 2001. The fully diluted EBITDA per share for the first three months in fiscal 2002 is $0.00 compared to a fully diluted EBITDA per share of $0.05 for the same period in fiscal 2001. The Company reported fully diluted earnings per share of $(0.01) for the first three months in fiscal 2002 compared to fully diluted earnings per share of $0.01 for the same period in fiscal 2001.

"Our fiscal year begins in a traditionally slow period for our industry so these results are not entirely unexpected," says Richardson. "Globel's first quarter 2000 was unusually strong because of our activity related to the Canadian Airlines / Air Canada merger and we had accounted for a reduced revenue stream comparatively speaking. There is no doubt however, that the slowing economy was an additional contributor to our first quarter results."

In light of global events and the softening economy, the Company initiated preventative measures at the start of the quarter to streamline and reduce costs wherever possible. Many of these cost cutting measures, such as consolidation of national departments, adjustments in operating costs and the elimination of redundant equipment, were implemented at a staggered pace and thus did not show full benefits during this quarter. "These initiatives will contribute to improve results in subsequent quarters," states Richardson. "We have developed a framework to sustain increased business activity derived from continual revenue streams, such as print, production and mailing of statements and invoices on behalf of clients in the oil and gas, telecommunications, and utilities industries," he continues. "The recent awarding of an $11 million contract to Globel by the Alberta Government is indicative of the activities that Globel's infrastructure is, and will continue to be designed to support. Additionally, the Company's e-Works division, which has quietly been building a strong foothold in the fast growing e-learning marketplace, will be called upon more frequently to provide alternatives or enhancements to traditional ways of communicating with customers."

**About Globel:** Globel Direct, inc. is Canada's leading provider of business communications solutions that help organizations inform, educate, service and attract customers more effectively and efficiently. The Company's out-source solution integrates its expertise in marketing, billing, customer support and fulfillment with specialized equipment, proven technologies and emerging e-solutions that enable clients to target the right audience, in the right format, at the right time and at the right price. With recent acquisitions and organic growth resulting in annual revenues of $33 million and facilities in Canada's key markets, Globel Direct is pursuing further strategic acquisitions and business development in a market the Company estimates to be $720 million in Canada and $8 billion in North America annually. Globel Direct's shares trade on the Canadian Venture Exchange (Tier 1 issuer) under the symbol "GBD". The Company has a total of 17,153,807 shares outstanding. For more information about Globel Direct, visit www.globel.com.

82-5084

FORM 51-901F

Quarterly Report

| | |
|---|---|
| Incorporated as part of: | ______ Schedule A |
| | X Schedules B & C |
| ISSUER DETAILS: | |
| NAME OF ISSUER: | Globel Direct, inc. |
| ISSUER ADDRESS: | 1324 – 36 Ave<br>Calgary, Alberta T2E 8S1 |
| ISSUER PHONE: | 403-531-6550 |
| ISSUER FAX: | 403-531-6560 |
| CONTACT PERSON: | Leslie Byle |
| CONTACT'S POSITION: | Chief Financial Officer |
| CONTACT PHONE NUMBER: | 403-531-6572 |
| FOR QUARTER ENDED: | August 31, 2001 |
| DATE OF REPORT: | October 30, 2001 |
| CONTACT EMAIL ADDRESS: | lbyle@globel.ca |
| WEB SITE ADDRESS: | www.globel.ca |

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

| J.R. Richardson | "J.R. Richardson" | October 30, 2001 |
|---|---|---|
| NAME OF DIRECTOR | | DATED |

| Daryl Gilbert | "Daryl Gilbert" | October 30, 2001 |
|---|---|---|
| NAME OF DIRECTOR | | DATED |

Schedule B – Supplementary Information

Notes to Consolidated Financial Statements
For period of three months ended August 31, 2001 (unaudited)

1. Basis of Presentation

These consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles. The same policies as described in the latest annual report have been used, with the exception of the change in accounting policy described in note 2. However, these consolidated financial statement do not include all disclosures required under generally accepted accounting principles and accordingly should be read in connection with the consolidated financial statements and the notes thereto included in the Corporation's latest Annual report.

2. Significant Accounting policies

In the first quarter, the Corporation has adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") concerning goodwill. The Corporation no longer amortizes its goodwill; but rather will test for impairment at the reporting unit level on an annual basis.

3. Share Capital

a. Authorized:

Unlimited number of Common voting shares
Unlimited number of First Preferred shares, issuable in series
Unlimited number of Second Preferred shares, issuable in series

b. Issued:

| | Number of Shares | Amount |
|---|---|---|
| Balance , May 31, 2001 | 17,154,554 | $3,666,163 |
| Balance, August 31, 2001 | 17,153,807 | $3,661,019 |

c. Earnings per share is calculated based on the weighted average number of Common shares outstanding during the year of 16,942,016 (2000 – 16,233,236). Diluted earnings per share have not been presented as they are not materially dilutive.

4. Bank Indebtedness

The Corporation has a credit facility to a maximum of $3,000,000 bearing interest at prime plus 0.75% due on demand with the Toronto Dominion Bank ("TD"). In support of the credit facility TD has a General Security Agreement in first position on

account receivables and inventory against the Corporation, ICL, SMI and JDMSL, and a second charge on capital assets. TD also has been provided with unlimited guarantees from SMI, ICL, and JDMSL. Under the terms of the credit facility, the Corporation must meet certain financial covenants. As at August 31, 2001, the Corporation is in violation of the working capital covenant. Recourse action to be taken by TD, if any is not determinable at the date of issuance of these financial statements.

5. Revision of 2001 Quarterly Financial Statements

The 2001 fiscal year quarterly financial statements, as previously issued have been revised. At it's fiscal year ended May 31, 2001, the Corporation revised it's method of accounting for it's convertible debenture to properly reflect the terms of the debenture as a compound financial instrument and its acquisition of Jones Direct Marketing Services Ltd to include all costs associated with the acquisition. The comparative figures for the first quarter ended August 31, 2000 have been restated to reflect the following adjustments: The convertible debenture previously recognized as equity of $3,000,000 has been allocated to debt of $550,000 and equity of $2,450,000 to properly reflect the terms of the debenture. Interest expense has been increased by $7,172, accretion on the equity portion of the convertible debenture of $14,259 (net of tax) was realized and closing retained earnings were reduced to $852,215. The Jones acquisition price was increased to $3,591,711 to include costs associated with the purchase that had not been previously recorded. As a result, capital assets were increased to $5,769,656 and changes to non-cash working capital for the period was revised to $1,291,570.

## Schedule C

## Management's Discussion and Analysis

The following discussion and analysis is management's assessment of Globel's historical financial and operating results and should be read in conjunction with the unaudited consolidated financial statements of the Company for the first quarter ended August 31,2001.

### Major Transactions Affecting Financial Results

The slow down of the Canadian economy has had a definite impact on the financial results of Globel Direct for it's first quarter ended August 31, 2001.

### Revenue

Revenue in 2001 decreased by 18% to $6.2 million compared to $7.5 million in 2000. Although the first quarter has been historically weak, the 2001 year has started exceptionally slow, with the existing client base postponing normal course business activity. This is expected to improve during the second quarter, with Globel still projecting to meet it's annual targets.

### Expenses

Expenses in fiscal 2001 were $6.1 million compared to $6.8 million in 2000, a decrease of 9%. Production expenses decreased to $3.8 million in 2001 from $4.5 million in 2000 yielding a gross margin of 39% as compared to 41% in 2000.
Administration, selling and marketing expenses remained flat compared to 2000 at $2.3 million for the first quarter.

### Interest and Amortization

Interest and amortization remained consistent with the prior year.

### Income Taxes

Income taxes reflect a recovery of $0.2 million compared with $0.1 million in the prior year due to a loss of earnings before tax for the current year.

### Liquidity and Capital Resources

Globel Direct has historically utilized a combination of equity issues, debt and cash flow from operations to fund acquisitions. The most appropriate source of funding is determined after considering existing debt/equity ratios and financing terms and conditions available at the date of each transaction.

Working capital (defined as current assets minus current liabilities excluding current portion of long-term debt and capital leases) was $0.1 million at August 31, 2001, compared to $0.3 million at its recent year ended May 31, 2001, yielding a current ratio of 1.0 versus 1.03 from the fiscal year end. The decline of working capital was attributable to a difficult first quarter.

Globel Direct also has an operating line of credit with the TD Bank in the amount of $2.5 million which was increased subsequent to year end on a temporary basis until September 15, 2001 to $3.0 million. At August 31, 2001 the Corporation had utilized $2.8 million of this operating loan. At August 31, 2001 the Corporation was in violation of the working capital covenant for it's operating loan. Recourse action to be taken by the Toronto Dominion Bank, if any, is not determinable at the date of issuance of these financial statements. The Corporation is undertaking steps to rectify this deficiency and it's not anticipated that this will have an effect on future operations.

**Risks and Uncertainties**

The market for the Company's direct marketing and business communications solutions is highly competitive, characterized by ongoing technological development and rapid changes in customer requirements. The Company's future success will depend upon its ability to continue to enhance its current products and to develop and introduce, in a timely manner, new products that take advantage of technological advances and respond to new customer requirements. It may be necessary for the Company to raise additional funds to support growth in these areas.

**Outlook**

The Corporation still expects this fiscal year to be another year of significant growth in both financial and operating results for Globel Direct. Strategic acquisitions, combined with the creation of new product and service offerings will provide a strong base for expansion as Globel seeks to attain critical mass.

Quarterly Report

# GLOBEL

D ▸ I ▸ R ▸ E ▸ C ▸ T



Q1

for the three months ended August 31, 2001

Canada's Leading National Provider of Data Driven Communications Solutions

globel direct is canada's leading national outsource provider of data driven communications solutions we help canada's leading organizations inform educate service attract and persuade we provide integrated offline and online solutions for marketing billing customer service and fulfillment we help clients target the right audience with the right message in the right format at the right time at the right price we have expertise technology people ideas we have toronto calgary edmonton vancouver we have success behind us strategy & vision ahead we are globel direct

# Report to Shareholders



In our fiscal 2001 Annual Report, I announced that we had experienced growth in our solid bas of recurring revenue streams. I am pleased to announce that Globel Direct has since been awarde an $11 million contract, (lifetime value), to provide high speed computer based printing and ma services to the Government of Alberta for a five-year term with a two-year renewable option.

Perhaps one of the most highly sought after business partnerships available in the print-to-mail outsource industry, the awarding of this contract follows on the heels of Globel's recent ISO 9001:2000 certification at its three western Canadian facilities. These two dynamic transactions showcase Globel Direct for what we are – an intelligent company with the right tools to delivei meaningful results. Organizations that may have looked at us from afar will now be leaning in for a closer look and we are expecting exciting new opportunities for us to expand from our position as Canada's leading provider of business communications solutions.

While there is no way to escape the fall-out from the domino effect of the September 11th terrorist attacks, it's important to note that the most significant portion of our business is characterized as necessary communication between companies and their audiences. Additionall in the fourth quarter of fiscal year 2001, we initiated a number of strategies aimed at reducing expenditures as well as capitalizing on the opportunities for economies of scale that our national presence created. We are much more economically grounded and prepared for the market changes than a number of our competitors.

Since the tragic events in September, there has been increased sensitivity to some of the traditional methods of conducting business, which has brought attention to our electrified eWorks solutions, such as e-billing, eResponse and eSeminar services. These web-based business services are providing unique alternative solutions to organizations that would like to expand their repertoire of offerings to both their internal and external customer. Travel for training, for example, can be eliminated with an online training seminar. Globel's eSeminar content is developed by top-notch experts in their field and customized to meet specific client needs and presented over the Internet in streaming video-on-demand.

One of the catch phrases in the business world is "solution selling". Everybody says it, but what exactly does it mean anyway? During the first quarter of this fiscal year, our eWorks approach demonstrated what "solution selling" in our world is all about when we developed a multi-lev comprehensive approach to revenue generation for the Red Cross. Together, Globel Direct and the Red Cross developed the creative concept and from there Globel provided the functionality and back-end support, print and fulfillment services, mail, fax and web-based eResponse, prepared our call center for the outbound call program, followed it up with a three question survey and completed the project with a consolidated report to the Red Cross based on the response data. Now that's a Solution! From concept to final analysis, we provided a full scale marketing campaign that allowed the Red Cross to develop a renewed relationship with its corporate donors. Today, more than ever, we are determined and poised to invest in the future and in the opportunities that will increase our presence and our participation in the global arena.

Naturally, we have been affected by the challenges created by the softer economy, as our first quarter financial results reflect, but we are undaunted and Globel will continue to seek out acquisitions that will strengthen our foundation and deepen our customer relationships.
We set out this fiscal year to deliver improved results over last year. That remains our objective We have established ISO policies and processes in which we measure our success against our customers' standards and seek to continually improve upon the delivery of all of our innovative solutions. We are ready to rise to the next phase of our growth in which we are at the center of our customer's business and an essential ingredient in their success.

On behalf of the Board of Directors,

J.R. Richardson
President and Chief Executive Officer

# management's discussion and analysis (unaudited)

The following discussion and analysis is management's assessment of Globel's historical financial and operating results and should be read in conjunction with the unaudited consolidated financial statements of the Company for the first quarter ended August 31,2001.

## Major Transactions Affecting Financial Results

The slow down of the Canadian economy has had a definite impact on the financial results of Globel Direct for its first quarter ended August 31, 2001.

## Revenue

Revenue in 2001 decreased by 18% to $6.2 million compared to $7.5 million in 2000. Although the first quarter has been historically weak, the 2001 year has started exceptionally slow, with the existing client base postponing normal course business activity. This is expected to improve during the second quarter, with Globel still projecting to meet its annual targets.

## Expenses

Expenses in 2001 were $6.1 million compared to $6.8 million in 2000, a decrease of 9%. Production expenses decreased to $3.8 million in 2001 from $4.5 million in 2000 yielding a gross margin of 39% as compared to 41% in 2000.

Administration, selling and marketing expenses remained flat compared to 2000 at $2.3 million for the first quarter.

## Interest and Amortization

Interest and amortization remained consistent with the prior year.

## Income Taxes

Income taxes reflect a recovery of $0.2 million compared with $0.1 million in the prior year due to a loss of earnings before tax for the current year.

## Liquidity and Capital Resources

Globel Direct has historically utilized a combination of equity issues, debt and cash flow from operations to fund acquisitions. The most appropriate source of funding is determined after considering existing debt/equity ratios and financing terms and conditions available at the date of each transaction.

Working capital (defined as current assets minus current liabilities excluding current portion of long-term debt and capital leases) was $0.1 million at August 31, 2001, compared to $0.3 million at its recent year ended May 31, 2001, yielding a current ratio of 1.0 versus 1.03 from the fiscal year end. The decline of working capital was attributable to a difficult first quarter.

Globel Direct also has an operating line of credit with the TD Bank in the amount of $2.5 million which was increased subsequent to year end on a temporary basis until September 15, 2001 to $3.0 million. At August 31, 2001 the Corporation had utilized $2.8 million of this operating loan. At August 31, 2001 the Corporation was in violation of the working capital covenant for its operating loan. Recourse action to be taken by the Toronto Dominion Bank, if any, is not determinable at the date of issuance of these financial statements. The Corporation is undertaking steps to rectify this deficiency and it's not anticipated that this will have an effect on future operations.

## Risks and Uncertainties

The market for the Company's direct marketing and business communications solutions is highly competitive, characterized by ongoing technological development and rapid changes in customer requirements. The Company's future success will depend upon its ability to continue to enhance its current products and to develop and introduce, in a timely manner, new products that take advantage of technological advances and respond to new customer requirements. It may be necessary for the Company to raise additional funds to support growth in these areas.

## Outlook

The Corporation expects this fiscal year to be another year of significant growth in both financial and operating results for Globel Direct. Strategic acquisitions, combined with the creation of new product and service offerings will provide a strong base for expansion as Globel seeks to attain critical mass.

# consolidated balance sheet (unaudited)

| | *Fiscal period ended* | |
|---|---|---|
| | **August 31 2001** | May 31 2001 |
| **ASSETS** | | |
| Current Assets | | |
| Accounts receivable | **$ 4,715,622** | $ 7,775,150 |
| Inventory | **979,512** | 928,706 |
| Deposits and prepaid expenses | **1,074,683** | 596,538 |
| **Total Current Assets** | **$ 6,769,817** | $ 9,300,394 |
| Capital Assets | **5,185,369** | 5,367,479 |
| Investments at cost | **24,471** | 24,471 |
| Goodwill and intangible assets | **3,178,423** | 3,178,423 |
| **Total Assets** | **$15,158,080** | $17,870,767 |
| **LIABILITIES** | | |
| Current Liabilities | | |
| Bank indebtedness (operating loan) | **2,884,080** | 3,072,672 |
| Trade accounts payable | **1,397,125** | 4,661,922 |
| Other payables & accrued liabilities | **2,330,788** | 1,260,694 |
| **Total current before longterm debt/capital leases** | **$ 6,611,993** | $ 8,995,288 |
| Current portion – longterm debt/capital leases | **298,340** | 350,701 |
| **Total Current Liabilities** | **$ 6,910,333** | $ 9,345,989 |
| Long term debt | **488,600** | 548,000 |
| Debt component of convertible debenture | **394,844** | 432,350 |
| Future income taxes | **547,781** | 614,000 |
| **Total Liabilities** | **$ 8,341,558** | $10,940,339 |
| **SHAREHOLDERS' EQUITY** | | |
| Share capital | **$ 3,661,019** | $ 3,666,163 |
| Roynat convertible debenture | **2,527,786** | 2,502,940 |
| Retained earnings | **627,717** | 761,325 |
| **Total Shareholders' Equity** | **$ 6,816,522** | $ 6,930,428 |
| **Total Liabilities & Shareholders' Equity** | **$15,158,080** | $17,870,767 |

# consolidated statement of income (unaudited)

| | 3 months ended August 31 | |
|---|---|---|
| | **2001** | 2000 |
| **REVENUES** | | |
| Revenues from operations | **$ 6,242,335** | $ 7,446,353 |
| Administrative and sundry income | **8,469** | 138,871 |
| **Total revenues** | **$ 6,250,804** | $ 7,585,224 |
| **EXPENSES** | | |
| Production | **$ 3,811,505** | $ 4,482,685 |
| Administration | **1,789,793** | 1,654,099 |
| Selling and marketing | **597,272** | 674,882 |
| **Total expenses** | **$ 6,198,570** | $ 6,811,666 |
| **EBITDA** | **$ 52,234** | $ 773,558 |
| Bank charges & interest expense | **103,531** | 103,983 |
| Amortization expenses | **309,076** | 259,235 |
| **Earnings before taxes** | **$ (360,373)** | $ 410,340 |
| Income taxes | **(254,230)** | 187,880 |
| Net earnings (loss) | **$ (106,143)** | $ 222,460 |
| **Retained Earnings Opening** | **761,325** | 725,589 |
| Less: | | |
| Change in method of accounting for income tax | — | (66,291) |
| Excess of redemption amount over std value of pref shares | **(7,716)** | (15,284) |
| Accretion on equity component of convertible debenture net of tax effect of $15,898 | **(19,749)** | (14,259) |
| **Retained Earnings Ending** | **$ 627,717** | $ 852,215 |
| Earnings per share (note 3 c) | **$ (0.01)** | $ 0.01 |
| EBITDA per share | **$ —** | $ 0.05 |
| Revenue per share | **$ 0.37** | $ 0.47 |

# consolidated statement of cash flow (unaudited)

| | 3 months ended August 31 | |
|---|---|---|
| | **2001** | 2000 |
| **OPERATING ACTIVITIES** | | |
| Net income (loss) | **$ (106,143)** | $ 222,461 |
| Depreciation, amortization | **309,076** | 259,235 |
| Future income tax | **(66,219)** | (43,273) |
| Interest accretion on convertible debt | **28,084** | 7,172 |
| Net change in non-cash working capital | **335,874** | 1,291,570 |
| **Cash provided from operating activities** | **$ 500,672** | $ 1,737,165 |
| **FINANCING ACTIVITIES** | | |
| Repayment of long-term debt | **$ (111,761)** | $ (134,505) |
| Issue of shares (net) | **2,887** | 63,200 |
| New convertible debenture/debt financing | **—** | 3,000,000 |
| Convertible debenture issue costs | **—** | (89,650) |
| Redemption of preferred shares | **(15,747)** | (31,494) |
| Cash interest payments on convertible debenture | **(60,493)** | (18,937) |
| **Cash provided from financing activities** | **$ (185,114)** | $ 2,788,614 |
| **INVESTING ACTIVITIES** | | |
| Purchase of shares of Jones Direct | **$ —** | $ (3,591,711) |
| Purchase of Globel.com domain name | **(11,460)** | — |
| Purchase of capital assets | **(115,506)** | (251,592) |
| **Cash used in investing activities** | **$ (126,966)** | $ (3,843,303) |
| Decrease (increase) in bank indebtedness | **$ 188,592** | $ 682,476 |
| Cash and short term investments, beginning of period | **$ (572,672)** | $ (556,056) |
| Cash and short term investments, end of period | **$ (384,080)** | $ 126,420 |

# notes to consolidated financial statements (unaudited)

*For period of three months ended August 31, 2001*

**1. Basis of Presentation**

These consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles. The same policies as described in the latest annual report have been used, with the exception of the change in accounting policy described in note 2. However, these consolidated financial statements do not include all disclosures required under generally accepted accounting principles and accordingly should be read in connection with the consolidated financial statements and the notes thereto included in the Corporation's latest Annual report.

**2. Significant Accounting policies**

In the first quarter, the Corporation has adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") concerning goodwill. The Corporation no longer amortizes its goodwill; but rather will test for impairment at the reporting unit level on an annual basis.

**3. Share Capital**

a. Authorized:

Unlimited number of Common voting shares

Unlimited number of First Preferred shares, issuable in series

Unlimited number of Second Preferred shares, issuable in series

b. Issued:

| | Number of Shares | Amount |
|---|---|---|
| Balance , May 31, 2001 | 17,154,554 | $3,666,163 |
| Balance, August 31, 2001 | 17,153,807 | $3,661,019 |

c. Earnings per share is calculated based on the weighted average number of Common shares outstanding during the year of 16,942,016 (2000 – 16,233,236). Diluted earnings per share have not been presented as they are not materially dilutive.

**4. Bank Indebtedness**

The Corporation has a credit facility to a maximum of $3,000,000 bearing interest at prime plus 0.75% due on demand with the Toronto Dominion Bank ("TD"). In support of the credit facility TD has a General Security Agreement in first position on account receivables and inventory against the Corporation, ICL, SMI and JDMSL, and a second charge on capital assets. TD also has been provided with unlimited guarantees from SMI, ICL, and JDMSL. Under the terms of the credit facility, the Corporation must meet certain financial covenants. As at August 31, 2001, the Corporation is in violation of the working capital covenant. Recourse action to be taken by TD, if any is not determinable at the date of issuance of these financial statements.

**5. Revision of 2001 Quarterly Financial Statements**

The 2001 fiscal year quarterly financial statements, as previously issued have been revised. At it's fiscal year ended May 31, 2001, the Corporation revised it's method of accounting for it's convertible debenture to properly reflect the terms of the debenture as a compound financial instrument and its acquisition of Jones Direct Marketing Services Ltd to include all costs associated with the acquisition. The comparative figures for the first quarter ended August 31, 2000 have been restated to reflect the following adjustments: The convertible debenture previously recognized as equity of $3,000,000 has been allocated to debt of $550,000 and equity of $2,450,000 to properly reflect the terms of the debenture. Interest expense has been increased by $7,172, accretion on the equity portion of the convertible debenture of $14,259 (net of tax) was realized and closing retained earnings were reduced to $852,215. The Jones acquisition price was increased to $3,591,711 to include costs associated with the purchase that had not been previously recorded. As a result, capital assets were increased to $5,769,656 and changes to non-cash working capital for the period was revised to $1,291,570.

# corporate information

## Board of Directors

J.R. Richardson
President and Chief Executive Officer
Globel Direct, inc.
Calgary, Alberta

Daryl H. Gilbert
President
Gilbert, Laustsen, Jung Associates Ltd.
Calgary, Alberta

R. David Webster
Manager, Pipeline Integrity
Colt Engineering Corporation
Calgary, Alberta

## Management

J.R. Richardson
President and Chief Executive Officer

Sandi K. Gilbert
Senior Vice President, Strategy

Edwin M. Gades
Vice President, Business Development and Emerging Technologies

Leslie R. Byle
Chief Financial Officer

Patrick J. McFall
Vice President, Ideas and New Media

Karly D. Black
Vice President, Client Relations

## Transfer Agent

CIBC Mellon Trust Company
Calgary, Alberta

## Legal Counsel

McLeod & Company
Calgary, Alberta

## Auditors

KPMG LLP
Calgary, Alberta

## Stock Listing

Canadian Venture Exchange
Trading Symbol: GBD

## Investor Relations Contact

Kim Rayner
Globel Direct, inc.
1 800 551-5721
403 531-6550

GLOBEL
D • I • R • E • C • T

1324 • 36 Avenue N.E. Calgary, Alberta T3E 8S1
Phone: 403 531-6550 Fax: 403 531-6560 www.globel.com